Mail Stop 6010						December 7, 2006




Michael N. Chang, Ph.D.
President and Chief Executive Officer
Optimer Pharmaceuticals, Inc.
10110 Sorrento Valley Road, Suite C
San Diego, California 92121

	Re:	Optimer Pharmaceuticals, Inc.
		Registration Statement on Form S-1
		Filed November 9, 2006
		File No. 333-138555

Dear Dr. Chang:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM S-1

General

1. Please provide us proofs of all graphic, visual, or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus. Please note we may have comments regarding these materials.


2. Please note that when you file a pre-effective amendment containing pricing-related information, we may have additional comments. As you are likely aware, you must file this amendment prior to circulating the prospectus.
3. Please note that when you file a pre-effective amendment that includes your price range, it must be bona fide. We interpret this to mean your range may not exceed $2 if you price below $20 and
10%
if you price above $20.
4. Please note that where we provide examples to illustrate what we mean by our comments, they are examples and not complete lists.
If
our comments are applicable to portions of the filing that we have not cited as examples, please make the appropriate changes in accordance with our comments.
5. Comments related to your request for confidential treatment will be provided under separate cover. Please be advised that we will not be in a position to consider a request for acceleration of effectiveness of the registration statement until we resolve all issues concerning the confidential treatment request.

Cover page
6. Please remove the phrase "joint book-running managers."

Prospectus Summary, page 1
7. Throughout the document, including your business section, you reference several industry sources and various statistics and other figures, including statements relating to the market in which you expect your products to compete. Please provide us supplementally with copies of the sources from which you obtained the statistical and other data for the following statements. These copies should be marked to indicate the information supporting your statements.

* "The combined market for prescription antibacterial drugs in
2004
for the United States, Japan, Korea, Germany, France, Italy, the United Kingdom and Spain exceeded $20 billion, according to IMS
Health...." Page 1
* "We estimate that CDAD affected over 550,000 patients in the
United
States in 2005.  The total projected annual cost for treating CDAD in
Europe is approximately $3.8 billion according to data presented at
the 2006 Interscience Conference on Antimicrobial Agents and Chemotherapy, and we believe that CDAD incidence is growing in patients worldwide. We believe that the incidence of CDAD may be higher than what is currently being reported because many hospitals are not required to and do not report incidents of CDAD. In addition, we estimate that approximately 21 million patients are treated with antibiotics for infectious diarrhea annually in the United States. The CDC estimates that for the years 2005 and 2006 there were approximately 50,000 cases of traveler`s diarrhea each day among the 50 million worldwide annual travelers to developing countries."  Page 2.
* "The anti-infective market is one of the largest therapeutic categories worldwide. According to IMS Health, the combined market for prescription antibacterial drugs in 2004 for the United
States,
Japan, Korea, Germany, France, Italy, the United Kingdom and Spain exceeded $20 billion. The market for anti-infective products is generally divided into two categories, nosocomial infections, which represent approximately 30% of the anti-infectives market, and community-acquired infections, which represent approximately 70% of the anti-infectives market. According to the U.S. Centers for Disease Control and Prevention, or CDC, approximately two million nosocomial infections occur annually in the United States and these infections can increase average length of hospital stays by approximately seven to nine days. Approximately four million nosocomial infections occur annually in Europe, three million in North America, two million in South America and two million in East
Asia (excluding China).  Nosocomial infections are costly to address,
with an estimated annual aggregate healthcare cost in the United States and the United Kingdom of approximately $4.5 billion and $1.9 billion, respectively.  In addition, in the United States,
nosocomial
infections cause approximately 80,000 deaths annually, making them one of the five leading causes of death in the United States. We believe that bacterial infections, especially infections caused by difficult-to-treat, drug resistant bacteria, cause or contribute to a substantial majority of these deaths."  Pages 57 and 58.
* "CDAD accounts for over 20% of anti-biotic-associated diarrhea incidences as well as the majority of cases of antibiotic-associated colitis, or inflammation of the colon."  Page 59.
* "We estimate that CDAD affected over 550,000 patients in the
United
States in 2005.  In the United Kingdom in 2005, the reported number
of CDAD patients over 65 years of age was approximately 50,000,
and
we believe that CDAD incidence is growing in patients worldwide.
We
believe that the incidence of CDAD may be higher than what is currently being reported because many hospitals are not required to and do not report incidents of CDAD. Additionally, recent reports indicate that the incidence of community-acquired CDAD cases may be increasing. For example, at the 2006 Interscience Conference on Antimicrobial Agents and Chemotherapy, or ICAAC, a study conducted at one major U.S. city reported that the percentage of CDAD cases found
to be community-acquired increased from 12% in 2003 to 22% in 2004 and to 29% in 2005." Page 59.
* "According to the CDC, the increased rates of CDAD and severity of
the disease may be caused by a combination of factors including the
excessive use of antibiotics and the emergence of a new
hypervirulent
strain of C. difficile known as North America Phenotype 1/027, or NAP1/027. A study published in the medical journal Lancet...in the two years since mandatory surveillance of the disease was
initiated
in hospitals in 2004."  Pages 59 and 60.
* "Both metronidazole and oral vancomycin have shortcomings as treatments for CDAD including...."  Pages 60 and 61.
* "According the CDC, up to 20% of long-term care patients are colonized with C. difficile." Page 63.
* "We estimate that there are approximately 21 million patients annually who acquire infectious diarrhea in the United States, eight million of whom are treated with antibiotics. Bacteria cause approximately 80% to 90% of travelers` diarrhea in most localities, and the majority of these cases involve E. coli, Shigella or Salmonella. Severe infections can cause large fluid loss and result in dehydration and hospitalization. The CDC estimates that 30% to 50% of travelers to high-risk regions (including most of Asia, the Middle East, Africa, Central America and South America) will develop travelers` diarrhea during a one-to-two week visit. The risk of infection increases with the duration of travel and infection is possible throughout the world." Page 65.
* "Many of the treatments for travelers` diarrhea have significant limitations. Limitations of ciprofloxacin, rifaximin and TMP/SMX, three of the most commonly prescribed treatments for infectious diarrhea, include one or more of the following...."  Pages 65 and
66.
* "We believe that Prulifloxacin will be differentiated and a better
therapeutic course for bacterial infectious diarrhea for several reasons, including...."  Page 66.
* "According to the Kidney and Urology Foundation of America, an estimated ten million physician office visits in 2002 were due to UTIs, the second leading cause of infection following RTIs. UTIs account for up to 40% of nosocomial infections and, when present, can increase the average hospital patient cost by approximately $675 per patient. According to IMS Health, global sales of UTI prescription antibiotics exceeded $1.1 billion in 2003, with the United States accounting for approximately 62% of this market." Page 67.
* "According to IMS Health, osteoarthritis is one of the most common types of joint diseases and is estimated to affect 33 million people in the United States in 2006." Page 68.
* "According to the American Cancer Society, breast cancer was the second most common form of cancer among women in the United States, with more than 200,000 new cases and 40,000 deaths estimated in 2005.
The survival rate for patients with metastatic breast cancer remains limited, with a median survival of two to three years and a five-year survival rate of less than 20%." Page 69.

To the extent that the statements are your beliefs or estimates, please present the basis for your estimates and beliefs. To the extent that these estimates are based on information obtained from other reports, you should provide these reports and explain how they were used to form your estimates.

Overview, page 1
8. Please expand the discussion to briefly indicate that you currently have no products approved for commercial sale and you have not generated any revenues from commercial sales.
9. We note the reference to the trials anticipated to be initiated in the fourth quarter of 2006. Where applicable throughout the prospectus, please update the discussion concerning the status and timing of trials and related events, e.g., pages 61 and 67.








Our market opportunity, page 1
10. Please define the term "CDC" the first time you use it.

Our product candidates, page 2
11. Please expand the discussion to indicate when you filed IND`s for each of the first two product candidates in the table on page 2.
12. If the registrant or a party from which you acquired the rights to your lead candidates conducted previous Phase II clinical trials for any of the first two product candidates in your product pipeline table, i.e. same drug and same indication, the discussion in the prospectus should be expanded to describe the studies and the results obtained.
13. We note your discussion on page one of Fast Track designation for your Difimicin product. Please revise your discussion to explain what Fast Track designation signifies and to clarify that such status does not mean you may eliminate any phases of clinical study. Please also state how the Fast Track status facilitates the drug development and regulatory review process.
14. We note your discussion concerning selection for the Pilot 2 program. Please expand the discussion to describe the program, what the program is designed to accomplish, the number of participants in the program, method of selection, and whether participation in the program is in any way an indication of product efficacy and/or increased likelihood of regulatory approval of the product candidate.

"Delays in clinical trials are common and have many causes....", page
14
15. Please expand the discussion to quantify the reduced participation/enrollment in the Difimicin trials and describe how such reduced enrollment will affect your time schedule.

"We and our collaborators rely on third parties to conduct our clinical trials....", page 16

16. Please identify the third parties you substantially rely upon for conducting your clinical trials. Also, to the extent you have any agreements with such parties, please so indicate and describe in your business section the material terms of the agreement(s). You should also file the agreements as exhibits to the registration statement.
If you have determined that you are not substantially dependent on these parties, please provide us with an analysis supporting this determination and disclose the number of parties you engage to conduct your clinical trials.




"Our business involves the use of hazardous materials....", page
28
17. Please state whether you currently have reasonably adequate insurance for damage claims arising from your use of hazardous materials and quantify the extent of your insurance coverage.

"It is difficult and costly to protect our intellectual
property....", page 29
18. We note there may be instances where your licensors and collaborators may be primarily or wholly responsible for the maintenance of patents and prosecution of patent applications. If you do not have the obligation to take action, do you have the right to take necessary action if the other party does not?

"We will incur significant increased costs as a result of
operating
as a public company....", page 34
19. Please expand the discussion to describe the deficiencies in the resources of the financial management department and quantify the amount of additional funds and personnel required to remedy the material weaknesses and deficiencies. In this regard, we note the absence of any discussion in the use of proceeds section with respect to resolving internal control problems.

"If you purchase shares of common stock in this offering, you will experience immediate dilution....", page 35
20. Please revise this discussion to also state that shareholders will contribute __% of the total amount to fund the registrant but will only own __% of the outstanding shares.

Use of proceeds," page 39
21. Please describe for which "general corporate purposes" you plan to use the proceeds from this offering. State an approximate dollar amount for each use.
22. We note you may use a portion of the net proceeds to fund possible in-licenses and acquisitions. Please clarify from which currently specified allocation(s) you will take funds for such possible use.
Management`s Discussion and Analysis of Financial Condition and Results of Operations, page 46

Critical Accounting Policies and Estimates, page 49

Stock-Based Compensation, page 50

23. Please revise this discussion to provide a more detailed description of the valuation methodologies used to determine the fair value of the common shares associated with these grants. Further, please remove your references to how you "ratably increased the estimated fair value" as described at the top of page F-27 because such a methodology would appear to ignore the volatility inherent in a stock valuation methodology. Please note that we may have additional questions regarding the valuation methodologies once the price range of the offering has been determined.

Our product candidates, page 58

24. Please expand the discussion to explain what a "proof of concept trial" is and how it may relate to the typical three stage trial process.
25. We note your discussion concerning the results of your clinical trials. Please revise your discussions regarding each product to include appropriate caveats indicating the results do not necessarily provide enough evidence regarding the efficacy or safety to support an application with the FDA, that additional tests will be conducted, and that subsequent tests often do not corroborate earlier results.

Clostridium Difficile-Associated Diarrhea - page 59

26. Please expand the discussion to clarify whether your product candidate is designed to treat the new hypervirulent strain. In addition, please clarify whether use of your product could potentially also result in increased rates of CDAD and severity of the disease.

Collaborations, Commercial and License Agreements and Grants, page
71

27. Please expand the discussion to quantify the aggregate milestone payments payable and amounts paid to date under the Nippon
Shinyaku,
SKI, Cempra and TSRI agreements, respectively.

28. Please quantify the value of the 520,000 shares of common stock issued to TSRI at the time they were issued.

29. Please revise the discussion of your service agreement with Advanced Biologics to describe the payment terms.



Exhibit 5.1

30. We note that the opinion you have filed as exhibit 5.1 includes blank spaces. Please either file a new opinion which includes the number of shares being registered and the number of shares subject to the over allotment or revise your index to indicate that the actual opinion will be filed by amendment.

Exhibit 10.4

31. The index of exhibits indicates a request for confidential treatment has been made with respect to this exhibit, however the exhibit itself does not contain a statement that portions have been omitted pursuant to a confidential treatment application. Please advise or revise.

Consolidated Financial Statements, page F-1

32. Your current interim financial information is now stale.
Please
provide updated interim financial information through September
30,
2006.

Consolidated Balance Sheets, page F-3

33. Please disclose on the face of this statement the aggregate liquidation preference of the "Series A convertible preferred stock."
Refer to paragraph 6 of SFAS 129.

Note 1. Organization and Summary of Significant Accounting
Policies,
page F-7

Revenue Recognition, page F-10

34. Please clarify your language related to the fixed fee contracts discussed in the last paragraph on page F-10 to better describe how the "performance requirements" related to these contracts are determined. Include a discussion of the metrics used to determine these requirements. If an input measure such as cost is used, clarify for us why such a measure is appropriate given that output measures are typically more reliable for determining progress.









Note 6.  Revenue and Other Collaborative Agreements, page F-18

Other Collaborative Agreements, page F-20

35. Please disclose the aggregate amount of the milestone payments to be made under the Cempra Pharmaceuticals and Nippon agreements along with a description of the events that would trigger these payments.
Also revise your discussion related to contractual obligations on page 55 to include a similar discussion. In addition, please expand your disclosure to include the termination provisions of the agreements with both the Cempra Pharmaceuticals and Nippon Shinyaku.

Note 8. Redeemable Convertible Preferred Stock and Stockholders`
Deficit, page F-22

Conversion Rights, page F-23

36. Please clarify the events that would trigger adjustments to the conversion ratios for the preferred shares.

Warrants, page F-25

37. Please disclose the fair value assigned to these warrants and the assumptions used in determining that value. Clarify how you accounted for these issuances.




*	*	*














General

	As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

	We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.




We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	You may contact Vanessa Robertson at (202) 551-3649 or James Atkinson at (202) 551-3674 if you have questions regarding comments on the financial statements and related matters. Please contact
John
Krug at (202) 551-3862, Suzanne Hayes at (202) 551- 3675, or me at
(202) 551-3715 with any other questions.

								Sincerely,



								Jeffrey Riedler
								Assistant Director
















cc:	John D. Prunty
	J. Casey McGlynn, Esq.
	Scott N. Wolfe, Esq.

Dr. Michael N. Chang
Optimer Pharmaceuticals, Inc.
December 7, 2006
Page 11